UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Baseline Oil & Gas Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

069827 10 3

(CUSIP Number)

John V. Lovoi
JVL Advisors, LLC
10,000 Memorial Drive, Suite 550
Houston, Texas 77024
(713) 579-2621

with a copy to:

Timothy T. Samson
Thompson & Knight LLP
333 Clay Street, Suite 3300
Houston, Texas 77002
(713) 654-8111

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2008

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS:
John Lovoi
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States Citizen

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,700,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

		11,700,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,700,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

1	NAMES OF REPORTING PERSONS:
Belridge Energy Advisors, LP
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 20-2809889

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,850,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

5,850,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,850,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

1	NAMES OF REPORTING PERSONS:
JVL Global Energy (QP), LP
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 03-0504098

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,215,382

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

2,215,382

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,215,382

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

1	NAMES OF REPORTING PERSONS:
JVL Global Energy, LP
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 03-0504096

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,683,124

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

1,683,124

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,683,124

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

1	NAMES OF REPORTING PERSONS:
Navitas Fund LP
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 20-2267080

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,539,062

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

1,539,062

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,539,062

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

1	NAMES OF REPORTING PERSONS:
Navitas Fund (QP) LP
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 42-1738616

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		412,432

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

412,432

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

412,432

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Baseline Oil & Gas Corp., a Nevada corporation (“Baseline”).  Baseline’s principal executive offices are located at 411 N. Sam Houston Parkway East, Suite 300, Houston, Texas 77060.

Item 2.  Identity and Background.

This Schedule 13D represents the filing of Mr. John V. Lovoi (the “Reporting Person”).

(a)
Mr. Lovoi, an individual, is deemed to be the beneficial owner of the securities reported herein by virtue of his role as the managing member of JVL Advisors, LLC and of Peninsula - JVL Capital Advisors, LLC, each the general partner of certain limited partnerships set forth in this Schedule 13D that own such securities.

(b)	The address of the Reporting Persons is 10,000 Memorial Drive, Suite 550, Houston, Texas 77024.

(c)	Mr. John Lovoi is the managing member of JVL Advisors, LLC and of Peninsula - JVL Capital Advisors, LLC, each the general partner of various investment funds.

(d)	During the last five years, the Mr. Lovoi has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, Mr. Lovoi has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Lovoi is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

The limited partnerships managed by JVL Advisors, LLC and of Peninsula - JVL Capital Advisors, LLC have collectively expended an aggregate of $5,191,290 of their own investment capital to acquire the shares of Baseline Common Stock held by them.

Item 4.  Purpose of Transaction.

On August 12, 2008, certain limited partnerships managed by JVL Advisors, LLC and Peninsula - JVL Capital Advisors, LLC entered into an agreement to purchase, in a privately negotiated transaction, an aggregate of 11,700,000 shares of Baseline Common Stock, from Third Point Partners L.P. and Third Point Partners Qualified L.P. The transactions were effected through a U.S. registered broker-dealer, at a price of $0.4437 per share of Baseline Common Stock.

Item 5. Interest in Securities of the Issuer:

(a)
Mr. Lovoi beneficially owns a total of 11,700,000 shares of Common Stock. Mr. Lovoi's beneficial ownership of the Baseline Common Stock represents approximately 7.7% of Baseline’s outstanding Common Stock. The information provided in the cover pages with respect to the beneficial ownership of each of the reporting persons is incorporated herein by reference.

(b)
Mr. Lovoi, Peninsula - JVL Capital Advisors, LLC and Belridge Energy Advisors, LP are deemed to have shared power to vote and shared power to dispose of 5,850,000 shares of Baseline Common Stock. Mr. Lovoi, JVL Advisors, LLC and JVL Global Energy (QP), LP, JVL Global Energy, LP, Navitas Fund LP and Navitas Fund (QP), LP, are deemed to have shared power to vote and shared power to dispose of 5,850,000 shares of Baseline Common Stock. Mr. Lovoi is deemed to have shared power to vote and shared power to dispose of 11,700,000 shares of Baseline Common Stock.

(c)
Except as set forth or incorporated herein, neither Mr. Lovoi nor any of Peninsula - JVL Capital Advisors, LLC, JVL Advisors, LLC, JVL Global Energy (QP), LP, JVL Global Energy, LP, Navitas Fund LP and Navitas Fund (QP), LP, has effected any transaction in Baseline Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and not to the best of the undersigned’s knowledge, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2008

/s/ John V. Lovoi
John V. Lovoi

Belridge Energy Advisors, LP
By:	Peninsula - JVL Capital Advisors, LLC
Its General Partner

	By:	/s/ John V. Lovoi
John V. Lovoi, Managing Member

JVL Global Energy (QP), LP
By:	JVL Advisors, LLC
Its General Partner

	By:	/s/ John V. Lovoi
John V. Lovoi, Managing Member

JVL Global Energy, LP
By:	JVL Advisors, LLC
Its General Partner

	By:	/s/ John V. Lovoi
John V. Lovoi, Managing Member

Navitas Fund LP
By:	JVL Advisors, LLC
Its General Partner

	By:	/s/ John V. Lovoi
John V. Lovoi, Managing Member

Navitas Fund (QP) LP
By:	JVL Advisors, LLC
Its General Partner

	By:	/s/ John V. Lovoi
John V. Lovoi, Managing Member